April 8, 2015

Securities and Exchange Commission

Divison of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mara L. Ransom
Charlie Guidry
Robert Babula
Lisa Sellars

Re:	Tallgrass Energy GP, LP

Registration Statement on Form S-1

Filed February 24, 2015

File No. 333-202258

Ladies and Gentlemen:

Tallgrass Energy GP, LP (the “Partnership”) received a letter from the staff (the “Staff”) of the Securities and Exchange Commission, dated March 26, 2015, with respect to the above-captioned submission. On April 2, 2015, the Partnership filed a response letter and Amendment No. 1 to the Registration Statement on Form S-1.

In response to the Staff’s comment #33, the Partnership provided supplemental materials to the Staff regarding its accounting analysis which supports reflecting its ownership interest in Tallgrass Equity, LLC on a consolidated basis. In response to our telephonic conversation with the Staff about our request for confidential treatment of our accounting analysis, the Partnership is filing the analysis as Exhibit A to this correspondence.

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April 8, 2015

If you have any questions with respect to the foregoing or require further information, please contact the undersigned at (913) 928-6045 or Mollie Duckworth of Baker Botts L.L.P. at (512) 322-2551.

Very truly yours,

TALLGRASS ENERGY GP, LP

By:	TEGP Management, LLC,
its general partner

By:	/s/ Gary J. Brauchle
Gary J. Brauchle
Executive Vice President and Chief Financial Officer

cc:	Mollie Duckworth, Baker Botts L.L.P.
David Oelman, Vinson & Elkins L.L.P.
Sarah Morgan, Vinson & Elkins L.L.P.
George Rider, Tallgrass Energy GP, LP

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April 8, 2015

Exhibit A

Issues

Is Tallgrass Equity, LLC considered a voting interest entity or a variable interest entity (“VIE”)?

A VIE, under ASC 810-10-20, refers to a legal entity subject to consolidation according to the provisions of the Variable Interest Subsections of ASC 810-10.

Tallgrass Equity’s equity will be represented by units of limited liability company interest (each a “Unit”). All Units represent a single class of equity and have identical rights and privileges in all respects. Immediately prior to the consummation of the IPO, all previously issued membership interests will be automatically exchanged for the number of Units set forth in the Amended LLC Agreement. If the IPO underwriters exercise their option to purchase additional TEGP Class A shares, TEGP will use the net proceeds to purchase an equal number of Units from the original members, thus increasing TEGP’s membership interest in Tallgrass Equity.

An entity is considered a VIE if it possesses any one of the following characteristics:

1.	Insufficient Equity Investment at Risk (FALSE)

Management initially assessed the sufficiency of the equity investment at risk using the 10% test in ASC 810-10-25-45. As actual transaction date equity and asset detail is not available at the time of this analysis, management applied the 10% test to the pro forma balance sheet information as of December 31, 2014 as prepared for TEGP’s Registration Statement, which is expected to approximate the actual total assets and equity balances as of the date of the transaction. As of December 31, 2014, the pro forma equity investment at risk of $1.6 billion consists of the equity held by the original Tallgrass Equity Members as well as the additional capital contribution from TEGP and is approximately 67% of Tallgrass Equity’s total assets of $2.5 billion. Management also considered qualitative factors, including the entity’s ability to finance its activities without additional subordinated financial support, forecasted gains, and the low-risk nature of the entity’s activity and assets, and concluded that the equity at risk is sufficient. As noted above, Tallgrass Equity will finance a portion of its acquisition of TEP common units with $150 million of third party debt. Upon completion of the transaction, Tallgrass Equity will have sufficient cash flows from the distributions it receives from TEP’s quarterly distributions to maintain the debt. Tallgrass Equity will not have any business operations outside of its direct and indirect interest in TEP. As a result, management believes that the equity investment at risk is sufficient.

2.	Equity Lacks Decision Making Rights (FALSE)

While TEGP as the Managing Member designee has authority to act on behalf of Tallgrass Equity in the normal course of business, all unitholders (TEGP and the original Tallgrass Equity Members) have equal voting rights with regard to the activities noted in further detail below. Therefore as a group, the holders of the equity investment at risk do not lack the power, through voting rights or similar rights, to direct the activities of the entity that most significantly impact the entity’s economic performance.

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April 8, 2015

3.	Equity with Non-substantive Voting Rights (TRUE)

The entity is structured so that another party holds non-substantive voting rights while deriving substantially all economic benefits of the entity. As discussed further below, the original Tallgrass Equity Members, as the owners of the approximate 75% membership interest in the entity, hold non-substantive voting rights while TEGP, the owner of the approximate 25% membership interest in the entity, holds the substantive voting rights through its designation as the Managing Member of Tallgrass Equity. To determine whether a party holding non-substantive voting rights derives substantially all economic benefits of the entity, management considered the impact of the related party relationship between TEGP and the original Tallgrass Equity Members. Upon completion of the transaction, the original Tallgrass Equity Members will ultimately control TEGP through their indirect ownership of TEGP Management, LLC (“TEGP Management”), which controls TEGP. As TEGP and the original Tallgrass Equity Members together as a related party group derive 100% of the economic benefit, management has determined that Tallgrass Equity meets Characteristic 3 and therefore considers Tallgrass Equity to be a VIE.

4.	Lacking the Obligation to Absorb an Entity’s Expected Losses (FALSE)

Pursuant to the Amended LLC Agreement, all distributions declared by Tallgrass Equity will be made to the Tallgrass Equity members on a pro rata basis in accordance with the number of Units owned by each Member. All net income or loss will be allocated to the extent possible consistent with the cash distributions paid. As a result, no equity holders lack the obligation to absorb expected losses.

5.	Lacking the Right to Receive an Entity’s Expected Residual Returns (FALSE)

As a group, the holders of the equity investment at risk do not lack the right to receive the expected residual returns of the legal entity.

In contrast, in a voting interest entity, the equity investment is deemed sufficient to absorb the expected losses of the entity, and the equity investment has all of the characteristics of a controlling financial interest. As a result, voting rights are the key driver for determining which party, if any, should consolidate the entity. Entities that are not VIEs (and therefore meet the definition of voting interest entities) are subject to consolidation guidance in the other subsections of ASC 810, Consolidation.

As Tallgrass Equity meets characteristic 3 of VIEs above, management has determined that Tallgrass Equity is a VIE and therefore should be evaluated for consolidation under the VIE model.

How will TEGP account for its equity interest in Tallgrass Equity?

According to ASC 810-10-25-38A:

“A reporting entity shall be deemed to have a controlling financial interest in a VIE if it has both of the following characteristics:

a.	The power to direct the activities of a VIE that most significantly impact the VIE’s economic performance

b.	The obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. The quantitative approach described in the definitions of the terms expected losses, expected residual returns, and expected variability, is not required and shall not be the sole determinant as to whether a reporting entity has these obligations or rights.

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Only one reporting entity, if any, is expected to be identified as the primary beneficiary of a VIE. Although more than one reporting entity could have the characteristic in (b) of this paragraph, only one reporting entity if any, will have the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance.”

Further, ASC 810-10-25-38B indicates that “A reporting entity must identify which activities most significantly impact the VIE’s economic performance and determine whether it has the power to direct those activities. A reporting entity’s ability to direct the activities of an entity when circumstances arise or events happen constitutes power if that ability relates to the activities that most significantly impact the economic performance of the VIE. A reporting entity does not have to exercise its power in order to have power to direct the activities of a VIE.”

The reporting entity is deemed to be the primary beneficiary if it meets both criteria above.

Assessment of Power Criterion

Management reviewed the Amended LLC Agreement with respect to criteria a, the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance (the “power criterion”).

Under the terms of the Amended LLC Agreement, TEGP will be appointed the Managing Member of Tallgrass Equity and therefore has day to day operating responsibility over the Tallgrass Equity. The following analysis considers whether one of the original Tallgrass Equity Members or TEGP via its Managing Member designation and approximate 25% membership interest is deemed to control Tallgrass Equity. None of the original Tallgrass Equity Members will hold a membership interest greater than 50% either before or after completion of the transaction. Prior to the transaction, the voting interests in the entity are held by the Exchange Right Holders (as defined in the Registration Statement): an affiliate of EMG owns approximately 38%, affiliates of Kelso own approximately 37%, and Tallgrass KC, an entity owned by members of management, owns approximately 25%.

The Amended LLC Agreement will provide that TEGP as the Managing Member shall have complete and absolute control of the affairs and business of Tallgrass Equity and shall possess all powers necessary, convenient or appropriate to carrying out the purposes and business of Tallgrass Equity. All matters material to the affairs and business of Tallgrass Equity shall be determined by the board of directors of TEGP. ASC 810-10-25-10 and ASC 810-10-25-11 provide lists of minority interest veto rights that should considered protective rights, and participating rights, respectively. The Amended LLC Agreement will require written consent of both the Managing Member and Members holding a majority of the Units other than those held by the Managing Member to take the actions outlined below. The list below includes management’s assessment of whether these rights constitute protective rights or participating rights:

•	Section 7.8 – Actions Requiring Member Approval:

a.	Amend Tallgrass Equity’s certificate of formation – Protective

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April 8, 2015

b.	Amend Tallgrass Equity’s LLC agreement – Protective

c.	Redeem, acquire or otherwise purchase any unit or equity security of Tallgrass Equity – Protective

d.	Commence a bankruptcy – Protective

e.	Change the scope of the Tallgrass Equity’s business – Protective, as no changes to the scope of the Tallgrass Equity’s business are expected

f.	Make or amend any material tax election – Protective, as not expected to occur within the normal operations of the Company

g.	Enter into, or modify any transaction with Affiliates – Protective

h.	Allow a sale, merger or consolidation of Tallgrass Equity – Protective

i.	Acquire assets in excess of $25MM – Protective, as this threshold is not expected to be incurred in the ordinary course of business (outside of the transactions outlined in Exhibits A and B, attached)

j.	Make any investments in excess of $25MM – Protective, as this threshold is not expected to be incurred in the ordinary course of business (outside of the transactions outlined in Exhibits A and B, attached)

k.	Dispose of assets in excess of $25MM – Protective, as this threshold is not expected to be incurred in the ordinary course of business

l.	Authorize or issue equity securities – Protective

m.	Issue debt securities – Protective

n.	Declare or pay distributions other than quarterly distributions and other distributions in conjunction with the Amended LLC Agreement – Protective

o.	Change the independent auditors – Protective

If the event or transaction that requires minority voting interest approval is remote, the participating right is considered non-substantive. Items e, f, i, j, and k above are non-substantive participating rights, and therefore are considered protective rights, as these types of transactions are considered remote based on Tallgrass Equity’s current structure. While these types of transactions are considered remote, management also considered the possible scenario in which TEGP as the managing member undertakes this type of transaction, and believes that the original Tallgrass Equity Members have no incentive to oppose the decisions made by TEGP due to the alignment of financial interests between parties. Furthermore, while TEGP will hold an initial membership interest of approximately 25%, Tallgrass Equity’s Amended LLC Agreement will allow each Member at any time to exchange Units of Tallgrass Equity for TEGP’s Class A shares on a one for one basis. Through exercise of this exchange right option, management believes that TEGP’s economic interest in Tallgrass Equity will increase over time and ultimately align with its voting rights and control.

The Amended LLC Agreement will also provide that TEGP as Managing Member shall have complete and absolute control of the affairs and business of Tallgrass Equity and shall possess all powers necessary, convenient or appropriate to carrying out the purposes and business of Tallgrass Equity as detailed above. TEGP, as the Managing Member, has significant management and operational control of the business through its ability to approve the operating budget and select, terminate and set compensation of management

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responsible for implementing the investee’s policies and procedures. Certain transactions (as discussed above) must be approved by a majority of original Tallgrass Equity Members, however management does not believe that those items represent significant participating rights.

Under the provisions of the Amended LLC Agreement noted above, the Managing Member has all the key decision making power and may be removed if and only if the Managing Member acted in bad faith or engaged in fraud or willful misconduct. The original Tallgrass Equity Members may not remove TEGP as Managing Member without the consent of TEGP’s board of directors. Further noted the only rights that the original Tallgrass Equity Members hold as noted above are protective rights and therefore do not provide power to control Tallgrass Equity.

Assessment of Loss/Benefit Criterion

Management also considered criteria b, the obligation to absorb losses from or the right to receive benefits of the VIE that could potentially be significant to the VIE (the “losses/benefits criterion”). This assessment is not based on a quantitative expected loss/expected residual return calculation, but is intended to be a qualitative judgment-based analysis. The losses/benefits criterion only requires that either the benefits received or losses absorbed (not both) have the potential to be significant.

Through TEGP’s approximate 25% economic interest in Tallgrass Equity, management has determined that TEGP has both the right to receive benefits and the obligation to absorb losses from Tallgrass Equity that could potentially be significant to Tallgrass Equity.

Conclusion

Tallgrass Equity is considered a VIE under ASC 810-10-15, therefore consolidation by TEGP was determined to be appropriate under the VIE model as TEGP has a controlling financial interest in Tallgrass Equity as evidenced by the decision making power provided to TEGP as the Managing Member of Tallgrass Equity and TEGP’s right to receive significant economic benefits and absorb significant economic losses.